Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three-month and nine-periods ended September 30, 2013 compared to the three month and nine-month periods ended September 30, 2012. Together with the condensed interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to October 29, 2013 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2012 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine-month periods ended September 30, 2013.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q3 2013 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the State of Sonora in northwest Mexico, as well as the Ağ Dağ , Kirazl and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey. In addition, during the third quarter of 2013, the Company acquired the Esperanza Gold Project in Mexico, and an option to acquire a 100% interest in the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico – producing mine)

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mulatos mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2012 were 68.8 million tonnes grading 1.07 grams of gold per tonne of ore (“g/t Au”) for 2.4 million contained ounces of gold, providing for a remaining mine life of approximately nine years at current production levels.

Esperanza (Mexico – development stage)

On August 30, 2013, the Company completed the acquisition of Esperanza Resources Corporation (“Esperanza”), and its wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico. The Esperanza gold project is an advanced stage gold project, with a measured and indicated resources of 50.3 million tonnes grading 0.91 g/t Au and 9.9 g/t Ag for approximately 1.5 million ounces of gold and 16 million ounces of silver.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza gold project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year and average cash costs of $499 per ounce (net of by-product credits). Applying a conservative gold price assumption of US$1,150 per ounce, the September 2011 PEA base case scenarios indicated that the Esperanza gold project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of CAD$122 million.

Ağ Dağ and Kirazl (Turkey – advanced development stage)

In early 2010, the Company acquired the 8,317 hectare Ağ Dağ and Kirazl gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağ Dağ and Kirazl projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres (“km”) southeast of Ağ Dağ .. In June 2012, the Company released an initial inferred mineral resource estimate for the Çamyurt project of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver.

Measured and indicated mineral resources at Ağ Dağ and Kirazl (reported at a 0.2 g/t Au cut-off) at December 31, 2012 total 126.3 million tonnes grading 0.60 g/t Au and 4.86 g/t silver (“Ag”) for approximately 2.4 million ounces of gold and 19.7 million ounces of silver. Inferred mineral resources total 25.6 million tonnes grading 0.46 g/t Au and 4.02 g/t Ag, for approximately 0.4 million contained ounces of gold and 3.3 million contained ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Quartz Mountain (U.S.A. – exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an inferred resource of 110.4 million tonnes grading 0.80 g/t Au for approximately 2.85 million ounces of gold.

Third Quarter 2013 Highlights

	Q3 2013	Q3 2012	Change (#)	Change (%)
Ounces produced	43,000	43,500	(500)	(1%)
Ounces sold	48,000	43,255	4,745	11%

Operating Revenues (000)	$63,811	$71,281	($7,470)	(11%)
Earnings before income taxes (000)	$15,010	$36,815	($21,805)	(59%)
Earnings (000)	$9,249	$25,895	($16,646)	(64%)
Earnings per share (basic)	$0.07	$0.22	($0.15)	(68%)

Cash flow from operating activities before changes in non-cash working capital (000)	$26,362	$38,222	($11,860)	(31%)
Cash flow from operating activities (000)	$25,697	$34,901	($9,204)	(26%)

Cash and short-term investments (000) (2)	$433,658	$353,710	$79,948	23%

Realized gold price per ounce	$1,329	$1,648	($319)	(19%)
Total cash cost per ounce (1)	$491	$440	$51	12%
All-in sustaining cost per ounce (1)	$810	$717	$93	13%
All-in cost per ounce (1)	$970	$927	$43	5%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at September 30, 2013 and December 31, 2012.

During the third quarter of 2013, the Company;

Financial Performance

•	Sold 48,000 ounces of gold at an average realized price of $1,329 per ounce for quarterly revenues of $63.8 million

•	Generated cash from operating activities before changes in non-cash working capital of $26.4 million ($0.21 per basic share); after changes in non-cash working capital of $25.7 million ($0.20 per basic share)

•	Recognized quarterly earnings of $9.2 million ($0.07 per basic share)

•	Ended the third quarter with cash and cash equivalents and short-term investments of $433.7 million, and working capital of $460.1 million

Q3 2013 RESULTS

•	Completed the acquisition of Esperanza for net cash consideration of $44.7 million and the issuance of 7.2 million share purchase warrants (“warrants”) with a five-year term and an exercise price of CAD$29.48

•	Completed the acquisition of Orsa for cash consideration of $3.4 million

•	Announced a semi-annual dividend of US$0.10 per common share payable on October 31, 2013. The Company has paid a total of $71.1 million in dividends to shareholders over the past four years

Operational Performance

•	Produced 43,000 ounces of gold, consistent with production in the third quarter of 2012

•	Achieved record average crusher throughput of 18,000 tonnes per day (“tpd”), above the Company’s annual guidance of 17,500 tpd for the fourth consecutive quarter

•	Reported costs within annual guidance in all categories, including cash operating costs (exclusive of the 5% royalty) of $434 per ounce of gold sold, total cash costs (including royalties) of $491 per ounce of gold sold, all-in sustaining costs of $810 per ounce of gold sold, and all-in costs of $970 per ounce of gold sold

•	Received the approval of the Environmental Impact Assessment (“EIA”) report for the Kirazl project in Turkey. In addition, the EIA for the Ağ Dağ project has progressed to the final stage of the approval process

•	Obtained environmental approval from the Mexican government for development of the El Victor and San Carlos deposits in Mexico

Subsequent to quarter-end:

•	On October 18, 2013, the Mexican House of Representatives approved amendments to the tax reform bill proposed by the President of Mexico in early September. On October 29, 2013, the Tax Commission of the Senate approved the tax reform bill, and it is expected to be effective January 1, 2014. The tax reform will increase the Company’s tax burden in Mexico. The Company is in the process of evaluating and quantifying this impact.

Results of Operations

While the gold price continued to decline in the third quarter of 2013, the Company was able to maintain strong operating margins, benefiting from its low cost structure. Gold production of 43,000 ounces in the third quarter of 2013 decreased marginally compared to 43,500 ounces in the third quarter of 2012. On a year to date basis, gold production increased 14% to 151,000 ounces relative to 2012.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The table below outlines key production indicators for the third quarter and year-to-date in 2013 and 2012:

Production summary	Q3 2013	Q3 2012	YTD 2013	YTD 2012

Ounces produced (1)	43,000	43,500	151,000	132,200

Crushed ore stacked on leach pad (tonnes) (2)	1,610,000	1,345,000	4,730,400	4,056,000
Grade (g/t Au)	0.99	1.25	1.11	1.19

Contained ounces stacked	51,300	54,000	169,300	155,200

Crushed ore milled (tonnes)	46,900	49,100	138,500	118,700
Grade (g/t Au)	6.73	13.25	8.08	11.67

Contained ounces milled	10,200	20,900	36,000	44,500

Recovery ratio (ratio of total ounces produced to contained ounces stacked and milled)	70%	58%	74%	66%

Total ore mined (tonnes)	1,777,000	1,399,000	5,186,000	4,167,000
Waste mined (tonnes)	992,000	750,000	2,601,000	2,538,000

Total mined (tonnes)	2,769,000	2,149,000	7,787,000	6,705,000

Waste-to-ore ratio	0.56	0.54	0.50	0.61

Ore crushed per day (tonnes) – combined	18,000	15,200	17,800	15,200

(1)	Reported gold production for Q3 2012 and YTD 2012 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period, which are included within the number of tonnes of crushed ore milled.

Gold Production

Gold production in the third quarter of 2013 was consistent with the third quarter of 2012, as the 31% decrease in the grade of ore stacked and milled was offset by an 18% increase in throughput and a 21% higher recovery ratio.

The recovery ratio in the third quarter was 70%, a substantial improvement from 58% in the third quarter of 2012. On a year to date basis in 2013, the recovery ratio of 74% is just below the Company’s budget of 75%. Crusher throughput in the third quarter of 2013 averaged 18,000 tpd, 18% higher than 15,200 tpd in the same period of last year. Despite the rainy season, the Company was able to achieve record quarterly throughput. During the third quarter of 2013, mill throughput continued to meet budgeted levels of 500 tpd.

The grade of the crushed ore stacked on the leach pad in the third quarter of 2013 of 0.99 g/t Au was in line with the full year budgeted grade of 0.98 g/t Au, and lower than the grade in the third quarter of 2012 of 1.25 g/t Au. On a year-to-date basis, the grade of crushed ore stacked on the leach pad is 1.11 g/t Au, well above the full year budgeted grade of 0.98 g/t Au.

The grade of the Escondida high-grade zone mined and milled in the third quarter of 2013 was 6.73 g/t Au, below the Company’s full year budgeted average grade of 11 g/t Au. The lower grade milled in the third quarter was the result of a change to the mine plan in order to

Q3 2013 RESULTS

accelerate access to the Escondida Deep portal. On a project-to-date basis, the grade of ore mined and milled from the Escondida high-grade zone is 10.54 g/t Au. The Company expects to have sufficient Escondida high-grade zone reserves to continue processing until the end of the first quarter of 2014 based on current throughput, at which point the Escondida Deep zone is expected to provide additional feed to continue mill production to the end of the second quarter of 2014. The Company intends to transition to processing high grade from the San Carlos zone once the Escondida Deep zone has been depleted.

The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the quarter ended September 30, 2013 was +20%, -12 % and +6% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the Mulatos project-to-date reconciliation is +4%, +6%, and +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

Operating Costs

The following table compares costs per tonne for the three and nine-month periods ended 2013 and 2012:

Costs per tonne summary(1)	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining cost per tonne of material (ore and waste)	$2.24	$2.87	$2.40	$2.66

Waste-to-ore ratio	0.56	0.54	0.50	0.61

Mining cost per tonne of ore	$3.49	$4.41	$3.61	$4.28
Crushing/conveying cost per tonne of ore	$2.15	$2.64	$2.29	$2.34
Processing cost per tonne of ore	$4.80	$4.80	$4.46	$3.49
Mine administration cost per tonne of ore	$2.42	$2.03	$2.29	$1.95

Total cost per tonne of ore	$12.86	$13.88	$12.65	$12.06

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the third quarter of 2013 of $12.86 decreased 7% compared to the same period of 2012. The lower total cost per tonne of ore in 2013 is primarily attributable to higher throughput achieved in 2013 which has the effect of reducing fixed costs on a per tonne basis.

Mining cost per tonne of material was $2.24 in the third quarter of 2013, 22% lower than $2.87 in the third quarter of 2012, as a result of higher throughput which had the effect of lowering fixed costs, such as salaries, on a per tonne basis. In addition, in the third quarter of 2012 the Company incurred standby costs in order to maintain a contractor onsite for future development activities, which resulted in higher mining costs during that period. Mining cost per tonne of ore was $3.49 in the third quarter of 2013, 21% lower than $4.41 per tonne in 2012, for the same reasons noted previously given that the waste-to-ore ratio was consistent between periods.

Crushing and conveying cost per tonne of ore was $2.15 in the third quarter of 2013, 19% lower than 2012. Crushing and conveying costs decreased on a per-tonne basis due to higher throughput achieved in 2013, partially offset by increased diesel costs.

Processing cost per tonne of ore in the third quarter of 2013 of $4.80 was consistent with the same period of 2012. Higher cyanide, lime and diesel input costs in the third quarter of 2013 relative to the same period of 2012 were offset on a per tonne basis by the higher throughput achieved.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Mine administration cost per tonne of ore in the third quarter of 2013 was $2.42, a 19% increase compared to the same period of 2012, as legal and other administrative costs increased relative to the prior period.

Cash operating costs (exclusive of the 5% royalty) of $434 per ounce of gold sold in the third quarter of 2013 were within the Company’s annual guidance of $415 to $435 per ounce. On a year-to-date basis, cash operating costs are $389 per ounce. Cash operating costs were 21% higher compared with costs reported in the third quarter of 2012 as a result of lower grades of ore stacked and milled, as well as higher input costs, including labour, cyanide and diesel, partially offset by a higher recovery ratio.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total cost per tonne of ore to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q3 2013	Q3 2012

Total cost per tonne of ore	$12.86	$13.88
Ore stacked/milled (tonnes)	1,656,900	1,394,100

Total cost	$21,308,000	$19,350,100
Inventory adjustments to reflect ounces allocated to stockpile inventory	($513,000)	—
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	$60,000	($3,831,100)

Mining and processing costs allocated to ounces sold as reported on income statement	$20,855,000	$15,519,000
Ounces sold	48,000	43,255

Cash operating cost per ounce sold	$434	$359

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the third quarter of 2013, the Company decreased the number of ounces on the leach pad inventory, as the number of ounces produced was higher than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, decreased to $13.8 million at September 30, 2013 from $14.8 million at December 31, 2012.

Acquisitions

Acquisition of Esperanza

On August 30, 2013, the Company completed the acquisition of Esperanza, and its 100%-owned Esperanza gold project located in Morelos State, Mexico.

The Company paid net cash of $44.7 million and issued an aggregate of 7.2 million warrants in total consideration for Esperanza. The warrants were recorded at fair value on

Q3 2013 RESULTS

acquisition, with fair value determined by applying the Black-Scholes option pricing methodology. In addition, a third party has a 3% royalty on production from the Esperanza gold project. The total purchase price was $88.1 million, which includes the fair value ascribed to the warrants of $21.7 million as well as transaction costs of $0.7 million.

The Company acquired the Esperanza gold project given its relatively low capital intensity, potential for low cash costs and low technical risks, and its potential to increase production in Mexico by over 50%. The Company is working towards resubmission of an EIA report and intends to prepare an internal feasibility study to further support development of the project.

Acquisition of Orsa

On September 13, 2013, the Company completed the acquisition of Orsa, and its right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada.

The Company paid $3.5 million, including transaction costs of $0.1 million. As part of the acquisition of Orsa, the Company inherited an option agreement with Seabridge Gold Inc. (“Seabridge”) whereby the Company has the option to earn a 100% interest in the Quartz Mountain Property (“Quartz Mountain”) and a 50% joint venture interest in the adjacent Angel’s Camp Gold Property. Both properties are located in Lake County, southern Oregon on the northern extension of the Basin and Range Province of Nevada. Both properties are subject to underlying royalties.

Under the terms of the agreements, the Company made a payment of CAD$2 million to Seabridge on October 23, 2013 and is required to pay an additional CAD$3 million on completion of a compliant feasibility study and a positive production decision. Further, an additional payment of CAD$15 million or a 2% net smelter return royalty is payable on successful permitting of the project.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment

Operating capital and development activities

A summary of the cash invested in operating capital and development activities for the three and nine month periods ended September 30, 2013 is presented below:

	Q3 2013 ($000)	YTD 2013 ($000)
Sustaining Capital – Mexico
Construction	$230	$654
Vehicles	59	285
Mobile equipment	1,000	1,324
Component changes	1,687	5,453
Interlift liners	240	2,018
Camp improvements	860	1,510
Other	982	2,404

	$5,058	$13,648
Development – Mexico
Escondida/El Salto development	$212	$4,200
Capitalized exploration	1,564	4,564
Escondida Deep development	445	600
San Carlos / Victor development	2,918	3,547
Other development capital	64	220
Mulatos relocation	21	82

	$5,224	$13,213
Development – Turkey
Development and capitalized exploration	$2,755	$14,828
Equipment	25	176

	$2,780	$15,004
Head office – Toronto
IT infrastructure and furniture	$4	$372

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$13,066	$42,237

Sustaining Capital – Mexico

Sustaining capital spending in Mexico in the third quarter of 2013 of $5.1 million included $1.7 million for component changes on mobile equipment, $1.0 million for mobile equipment, $0.9 million for improvements to the camp at Mulatos, and $1.5 million invested in other smaller capital projects.

Development – Mexico

During the third quarter of 2013, the Company obtained the environmental permits from Mexico’s Federal environmental agency, SEMARNAT, allowing the Company to begin development of the San Carlos and El Victor deposits. Accordingly, activities in the third quarter focused on development of the road to the El Victor and San Carlos deposits.

Q3 2013 RESULTS

The development of the El Victor and San Carlos deposits is required in order for the Company to achieve its objective of sourcing additional high-grade feed for the mill. Metallurgical testing in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially more than doubling the amount of feed available for the mill. Additional metallurgical testing of the high grade ore at San Carlos is ongoing and is expected to be received in the fourth quarter of 2013.

In addition, during the third quarter, development activities at the Escondida Deep portal were delayed as a result of slope stability issues above the portal. With the end of the rainy season, development work has been progressing to-date in the fourth quarter and the Company expects to be able to maintain its schedule of accessing the Escondida Deep zone to provide high grade mill feed in the second quarter of 2014. Based on the reserve and resource update calculated as at December 31, 2012, the Escondida Deep deposit contains approximately 45,000 tonnes grading 8.08 g/t Au for 11,700 ounces of reserves, which are expected to be mined at the conclusion of the Escondida high grade zone.

Development – Turkey

The Ağ Dağ and Kirazl gold projects are located on the Biga Peninsula of northwestern Turkey. Ağ Dağ is located approximately 50 km southeast of Çanakkale and Kirazl is located approximately 25 km northwest of Ağ Dağ .. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Ağ Dağ and Kirazl projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects.

In April 2013, the Company reported an updated mineral resource estimate for the Ağ Dağ and Kirazl projects, which reflected a 10% increase in measured and indicated resources. Since acquiring these projects in early 2010, measured and indicated resources have more than doubled at Ağ Dağ and Kirazl to in excess of 2.4 million ounces.

In August 2013, the Company received an EIA Positive Decision Certificate for Kirazl from the Ministry of the Environment and Urbanization. The EIA for Ağ Dağ has been submitted and is currently under review. The Company is now awaiting forestry and operating permits from the Federal and Provincial levels of the Turkish government. Assuming all permits are received in the fourth quarter of 2013, the Company anticipates first production from Kirazl in the first half of 2015.

In the third quarter of 2013, total expenditures in Turkey were $2.9 million, of which $2.8 million was capitalized. Investments were focused on engineering and permitting work.

Exploration Summary

Total exploration expenditures in the third quarter of 2013 were $4.0 million. At Mulatos, total exploration spending was $2.9 million, which included $0.9 million of drilling costs at San Carlos and infill drilling at Mulatos, which were capitalized and $2.0 million of drilling costs at East Estrella, El Realito and Puerto del Aire (“PdA), and administration costs, which were expensed.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Total exploration spending in Turkey was $0.4 million, of which $0.3 million was capitalized. Further, $0.7 million of spending at the Esperanza gold project was capitalized as development costs in the third quarter. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

Exploration – Mulatos

Exploration expenditures in Mexico in the third quarter of 2013 totalled $2.9 million. The Company completed 17,447 m of reverse circulation (“RC”) and core drilling in 95 holes in the third quarter. The primary focus in the third quarter was on continuing infill and step-out drilling programs at East Estrella, Escondida Deep, and continued directional drilling at San Carlos on the Northeast Extension. Overall, five drill rigs were active during the third quarter.

East Estrella

Exploration drilling directly east of the southeast wall of the Mulatos pit continued through the quarter. Drilling in 2012 confirmed widespread gold-silver-copper mineralization in the area, and the program expanded significantly to develop measured and indicated mineral resources. Mineralization in the northern part of the project area is gold-dominant, near-surface, and stratiform, whereas to the south, it is structurally controlled with higher silver and copper content and is refractory.

A new target in the East Estrella area was recently identified by work in the hanging wall of the fault that bounds the mineral resource. This new target is an area of shallow gold mineralization directly to the northeast of the mineral resource.

Escondida Deep

The current work program at Escondida Deep is focused on additional infill definition drilling that will be used for purposes of underground mine planning. Historical drilling at Escondida Deep was RC, and widely spaced, therefore there was no definitive mapping to ascertain the location of fault zones. The current work program is being done in advance of underground testing in order to better define the mineralized high-grade zone.

Puerto del Aire (“PdA”)

The work program on PdA is focused on following up on, and delineating higher-grade zones of gold mineralization under the post-mineral cover rocks. PdA is a high-grade underground target because of the thickness of overlying strata on the mineralized host rock.

El Realito

Work to date in 2013 at El Realito has focused on completing infill definition drilling on the known higher-grade mineralization in the southwestern portion of the main zone. Information to date shows that there is variability in the oxide gold mineralization, therefore close spaced drilling is being performed based upon historical drilling results. Additional drilling is required on this open pit target due to the oxide nature of the gold mineralization.

San Carlos

Drilling at San Carlos was limited until the end of the rainy season. High-grade intercepts have been encountered up to 500 m from the existing open pit boundary. This extension of San Carlos provides excellent potential for adding high-grade underground ounces in close proximity to planned infrastructure. Drill progress has been relatively slow at San Carlos due to the complexity associated with directional drilling deep, deviating holes that have to be steered to the target.

Q3 2013 RESULTS

Exploration – Turkey

Exploration expenditures in Turkey totalled $0.4 million in the third quarter of 2013.

Çamyurt

The Çamyurt deposit is located approximately three km southeast of the Company’s development-stage Ağ Dağ project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth. The Company published an initial pit-constrained Inferred mineral resource estimate for Çamyurt on June 28, 2012 of 24.6 million tonnes grading 0.81 g/t Au and 4.7 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver (applying a 0.2 g/t Au cut-off).

Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m with an average drill spacing of approximately 55 m along strike. The June 2012 Inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s mineral resource base in Turkey. In addition, the average grade of the mineral resource is substantially higher than at the Ağ Dağ and Kirazl deposits.

Ağ Dağ

The Ağ Dağ project is comprised of the two principal mineral resource areas at Baba and Deli that are connected by the Firetower zone of advanced argillic and silic alteration. The precious metal mineralization of the Baba-Firetower-Deli zone extends at least
4.3 km along a northeast-southwest trend. A portion of the Firetower mineral resource area was included in the Company’s 2011 year-end mineral reserve and resource statement within Inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study, as it included only measured and indicated mineral resources. Upgrading these mineral resources to the measured and indicated categories is expected to improve the economics of the Ağ Dağ project.

Two parallel trends of advanced argillic and silicic alteration occur to the northwest of the Baba-Deli trend. The Ayi Tepe-Firetower North zone is approximately two km long, defined by relatively wide spaced drilling. Similar alteration occurs along the discontinuous Tavasan-Ihlamur zone, approximately 4.5 km long. Both zones have not been fully defined by drilling. The Ayi Tepe-Firetower North and Tavasan-Ihlamur zones occur approximately 300 m and one km northwest of the Baba-Deli trend, respectively.

Kirazli

Most of the work in the Kirazl deposit area will be focused on exploration targets such as Kale and Iri. These targets require additional drilling.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Financial Highlights

A summary of the Company’s financial results for the three and nine-month periods ended September 30, 2013 and 2012 is presented below:

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$26,362	$38,222	$100,541	$125,011

Changes in non-cash working capital	($665)	($3,321)	($29,001)	($10,732)
Cash provided by operating activities (000)	$25,697	$34,901	$71,540	$114,279
Earnings before income taxes (000)	$15,010	$36,815	$72,877	$114,982
Earnings (000)	$9,249	$25,895	$44,066	$80,050
Earnings per share
- basic	$0.07	$0.22	$0.35	$0.67
- diluted	$0.07	$0.21	$0.35	$0.66

Comprehensive income (000)	$8,960	$25,585	$44,841	$79,160
Weighted average number of common shares outstanding
- basic	127,445,000	120,062,000	127,215,000	119,548,000
- diluted	127,752,000	120,915,000	127,393,000	120,627,000
Assets (000) (3)			$907,041	$753,856

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at September 30, 2013 and December 31, 2012.

Despite a substantial drop in the price of gold, the Company generated strong cash from operating activities in the third quarter of 2013. Cash from operating activities before changes in non-cash working capital in the third quarter of 2013 of $26.4 million ($0.21 per share) decreased 31% relative to the same period of 2012 as a result of lower gold prices and higher cash costs. After changes in non-cash working capital, cash provided by operating activities dropped to $25.7 million from $34.9 million in the third quarter of the prior year. On a year-to-date basis, cash from operating activities after changes in non-cash working capital of $71.5 million ($0.56 per share) have declined from $114.3 million in the comparable prior year period ($0.96 per share), primarily as a result of the lower gold price.

Earnings before income taxes in the third quarter of 2013 were $15.0 million or $0.12 per basic share, compared to $36.8 million or $0.31 per basic share in the third quarter of 2012. On an after-tax basis, earnings in the third quarter of 2013 of $9.2 million, or $0.07 per basic share, decreased 64% over the comparable period of 2012 as a result of lower realized gold prices, increased corporate and administrative costs, increased amortization costs and a higher effective tax rate. On a year-to-date basis, earnings have been substantially reduced compared to the prior year as a result of the same factors that impacted the third quarter of 2013.

Q3 2013 RESULTS

Gold Sales

Details of gold sales are presented below:

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Gold sales (ounces)	48,000	43,255	156,000	135,000
Operating revenues (000)	$63,811	$71,281	$228,356	$222,426
Realized gold price per ounce	$1,329	$1,648	$1,464	$1,648
Average gold price for period (London PM Fix)	$1,326	$1,652	$1,456	$1,651

Operating revenues in the third quarter of 2013 of $63.8 million decreased 11% compared to $71.3 million in the third quarter of 2012. This decrease is attributable to a lower realized gold price per ounce, partially offset by a higher number of ounces sold.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the third quarter of 2013, the Company achieved a realized gold price of $1,329 per ounce, $3 above the average London PM Fix gold price for the quarter. As at September 30, 2013, the Company did not have any significant derivative activity outstanding, and was therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility, as the price has decreased significantly on a year-to-date basis. While this decrease has a significant impact on the Company’s revenues, the Company’s low cost structure permits it to continue to benefit from strong operating margins even at gold prices below current levels. The spot market gold price was approximately $1,345 per ounce on October 29, 2013. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $800 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Expenses, Operating Margins and All-in Sustaining Costs

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Gold production (ounces) (1)	43,000	43,500	151,000	132,200
Gold sales (ounces)	48,000	43,255	156,000	135,000

Cash operating costs (000)(2)	$20,855	$15,519	$60,618	$46,688
- Per ounce sold	$434	$359	$389	$346

Royalties (000)(3)	$2,707	$3,495	$11,370	$11,156
Total cash costs (000)(2)	$23,562	$19,014	$71,988	$57,844
- Per ounce sold	$491	$440	$461	$428

Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures(000)	$15,291	$11,998	$41,714	$33,881
Total All-in sustaining cost (000)(4)	$38,853	$31,012	$113,702	$91,725
- Per ounce sold	$810	$717	$729	$679

- Realized gold price per ounce	$1,329	$1,648	$1,464	$1,648
- Operating cash margin per ounce (5)	$838	$1,208	$1,003	$1,220

(1)	Reported gold production is subject to final refinery settlement.
(2)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(5)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs (exclusive of the 5% royalty) in the third quarter of 2013 were $434 per ounce of gold sold, within the Company’s full year guidance range of $415 to 435 per ounce. Cash operating costs per ounce in the third quarter of 2013 were higher than costs reported in the third quarter of 2012, as lower grades mined and higher input costs were only partially offset by a higher recovery ratio. Amortization was $330 per ounce of gold sold in the third quarter of 2013, 18% higher than $279 per ounce in the same period of 2012. Amortization per ounce is higher in 2013 due to increased amortization from the Escondida high-grade zone for the third quarter of 2013, which contributes a higher amortization per ounce of production than low-grade ounces produced.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. The royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the

Q3 2013 RESULTS

Company. Production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2013, the royalty was paid or accrued on approximately 1,162,000 ounces of applicable gold production. Royalty expense in the third quarter of 2013 of $2.7 million decreased 23% from royalty expense of $3.5 million in 2012, attributable to lower gold prices.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company adopted the reporting of “All-in sustaining costs” or “AISC” in the first quarter of 2013 and began reporting “All-in costs” or “AIC” in the third quarter.

All-in sustaining cost per ounce is reported for the Company’s producing mining operations, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within All-in sustaining costs.

All-in sustaining costs include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $810 per ounce of gold sold in the third quarter of 2013, higher than the comparative period of 2012, but in line with the Company’s annual guidance of $785 to $825. All-in sustaining cost per ounce increased compared to 2012 due to higher cash operating costs and higher corporate and administrative costs in Toronto and Mexico.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred, while costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Total exploration spending in the third quarter of 2013 was $4.0 million, of which $2.1 million was expensed.

Corporate and Administrative

Corporate and administrative expenses of $4.1 million in the third quarter of 2013 were 24% higher than $3.3 million in the third quarter of 2012. Higher corporate and administrative costs were the result of higher salary costs related to new employees in the Toronto head office, higher travel costs, as well as legal and regulatory costs associated with the Company’s listing on the New York Stock Exchange (“NYSE”) completed in early 2013.

Share-based Compensation

Share-based compensation expense, related to stock options, cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was $3.5 million in the third quarter of 2013 compared to $2.8 million in the same period of 2012. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSU’s are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options, SARs and RSU grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Share-based compensation expense in the third quarter of 2013 was comprised of $0.9 million related to the Company’s stock option plan, and $2.6 million related to SARs, RSUs and DSUs. The Company’s outstanding SARs liability increased from $3.8 million at December 31, 2012 to $4.0 million at September 30, 2013 as a result of new grants in 2013, partially offset by a decrease in the Company’s share price during this period.

Finance Income

Finance income in the third quarter of 2013 was $1.0 million compared to $0.7 million in the third quarter of 2012. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was comparable to the prior period.

Foreign Exchange Loss

The Company recognized a $0.4 million foreign exchange loss in the third quarter of 2013, compared to a $2.3 million foreign exchange gain in the same period of 2012. Throughout the third quarter of 2013, the Turkish Lira (“TL”) weakened relative to the USD while the Mexican peso (“MXN”) and Canadian dollar (“CAD”) stayed relatively constant compared to the USD. As a result, there were no significant foreign exchange movements in the third quarter of 2013, with the exception of a $0.4 million foreign exchange loss on the Company’s TL-denominated net assets.

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss, this however was not significant in the third quarter of 2013.

Income Taxes

Tax expense in the third quarter of 2013 was $5.8 million compared to $10.9 million in 2012. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2013 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26.5% in 2013. The effective tax rate for the third quarter of 2013 (calculated as a percentage of earnings before income tax) was 38%, above the statutory rate in Mexico and Canada. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the third quarter of 2013, the effective tax rate was higher than the statutory rate as a result of corporate and administrative costs in Canada and share based compensation expenses, which are not deductible for tax purposes. The Company expects the effective tax rate to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Mexican Tax Reform

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 Tax Reform bill to Congress with a proposed effective date of January 1, 2014. On October 18, 2013, the Chamber of Deputies (Lower House of Congress) approved the bill with certain amendments. On October 29, 2013, the Tax Commission of the Senate (Upper House of Congress) approved the tax reform bill and final Senate approval is expected shortly.

Q3 2013 RESULTS

There are a number of significant changes in the tax reform that will impact the Company effective January 1, 2014. Specifically, a 7.5% royalty calculated based on earnings before interest, taxes, depreciation and amortization is expected to be imposed. In addition, a 0.5% additional royalty calculated based on revenues would be levied. Further, the planned corporate tax rate reductions to 29% in 2014 and 28% thereafter would be repealed and the tax rate will remain at 30%. In addition, a 10% withholding tax on dividend distributions has been proposed. Other aspects of the proposed tax reform will impact the Company as well. These changes to the Federal Tax Code are significant and, if enacted, are expected to increase the Company’s tax burden in Mexico. The Company is in the process of evaluating and quantifying this impact.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Gold production (ounces)	46,500	40,500	48,200	43,500	67,800	55,000	53,000	43,000
Gold sales (ounces)	45,224	41,745	50,000	43,255	62,516	53,000	55,000	48,000
Operating revenues ($000)	71,133	70,256	80,889	71,281	106,946	86,272	78,273	63,811
Earnings from operations ($000)	35,723	37,047	40,447	33,306	53,016	41,717	29,195	14,704
Earnings ($000)	21,294	29,470	24,684	25,895	37,906	25,989	8,828	9,249
Earnings ($ per share) basic/diluted	0.18	0.25/ 0.24	0.21/ 0.20	0.22/ 0.21	0.31	0.21/ 0.20	0.07	0.07

Operating revenues generally trended higher in 2012 as the Company has benefited from rising gold prices, however a declining gold price in early 2013 has negatively impacted revenues and earnings. Gold production in the first and fourth quarters is generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2012 and 2011. Seasonal conditions could continue to impact production and financial results in future periods, particularly if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign currency movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At September 30, 2013, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

currency exchange rates to the CAD, MXN, or TL. As at September 30, 2013, the Company had outstanding contracts to deliver $5 million CAD in exchange for a fixed amount of USD at future dates up to December of 2013, with CAD:USD rates ranging from 1.03:1. The mark-to-market gain associated with these contracts as at September 30, 2013 was nominal. The Company did not have any dual currently notes or gold forward contracts outstanding at September 30, 2013.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD equities, cash and investment balances, which are not fully offset by CAD-denominated liabilities. There was no significant movement in the CAD compared to the USD during the quarter, therefore the foreign exchange impact on the net CAD-denominated asset position was nominal

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. There was no significant movement in the MXN compared to the USD during the quarter, therefore the foreign exchange impact on the Company’s net MXN-denominated liability position was nominal.

At September 30, 2013, the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.4 million foreign exchange loss given weakening of the TL compared to the USD during the period.

Liquidity and Capital Resources

At September 30, 2013, the Company had $433.7 million in cash and cash equivalents and short-term investments compared to $353.7 million at December 31, 2012. Cash and cash equivalents and short-term investments decreased $36.4 million in the third quarter of 2013, reflecting positive cash flows from operations, more than offset by cash outflows for the acquisitions of Esperanza and Orsa, as well as capital spending in Mexico and Turkey.

The most significant outflows during the quarter related to the acquisition of Esperanza. The Company paid net cash of $44.7 million for Esperanza reflecting cash consideration of $65.8 million (CAD$69.4 million) plus transaction costs of $0.6 million less cash received from Esperanza of $21.8 million on closing.

Cash inflows in the third quarter of 2013 included $25.7 million cash generated by operating activities, and $3.9 million cash proceeds on the exercise of stock options. Significant cash outflows in the third quarter of 2013 included $48.1 million for the acquisitions of Esperanza and Orsa, and $12.4 million of capital and exploration expenditures in Mexico and Turkey. The Company’s working capital surplus increased to $460.1 million at September 30, 2013 from $377.7 million at December 31, 2012.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and budgeted exploration and development costs in Turkey and Mexico for the remainder of 2013. The Company expects to invest in development and construction activities at its projects in Turkey and Mexico over the next several years and expects to be able to finance these from a combination of existing cash balances and operating cash flows. The Company expects that at current gold prices, its balance sheet strength is sufficient to fund the development of its assets in Turkey as well as the development of the Esperanza gold project.

Q3 2013 RESULTS

The Company declared a semi-annual dividend of $0.10 per share in the third quarter of 2013, and will continue to evaluate its dividend policy in accordance with its financial performance and strategic objectives.

In April 2013, the Board of Directors of the Company authorized a normal course issuer bid or share buyback program through the TSX. The purchase of Alamos shares may represent an appropriate use of Alamos’s available cash resources when, in the opinion of management, the market price of such shares is below their value. During the quarter ended September 30, 2013, the Company did not repurchase any shares; however, since commencement of the program, the Company has repurchased and cancelled 211,300 common shares at a total cost of $2.6 million. The Company continually reviews its capital allocation program with the objective of creating shareholder value.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2013.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to Alamos management, including the Company’s certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2013 and have concluded that it is appropriate.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

October 29, 2013
Common shares
- Common shares outstanding	127,708,988

Stock options
- Average exercise price CAD $14.83; approximately 72% exercisable	4,704,200

Warrants
- Exercise price CAD $29.48;	7,167,866
Total	139,581,054

Outlook

The Company produced 151,000 ounces in the nine months ended September 30, 2013 and remains on track to meet its full year 2013 production guidance of between 180,000 and 200,000 ounces of gold at an average total cash cost of between $500 and $520 per ounce of gold sold. Factoring in exploration spending, corporate and administrative costs, share based compensation and sustaining capital costs, the Company expects all-in sustaining cost per ounce to average between $785 and $825 in 2013.

In the third quarter of 2013, the gold price continued its decline averaging $1,326 for the quarter, a 6% decrease from the average price in the second quarter and a 20% drop since the start of the year. Alamos’ disciplined approach to growth and continuous improvement initiatives has consistently resulted in industry-leading operating costs, positioning the Company to generate strong operating margins even in a lower gold price environment. As a result, the current downturn in the gold price has had a limited impact on the Company’s current operating and development plans, and has created opportunities for the Company to acquire projects that meet its acquisition criteria.

In Mexico, the Company is focused on maintaining strong crusher throughput in order to achieve budgeted 2013 production. The Escondida high-grade deposit is expected to continue to provide high grade mill feed until early 2014, at which point the Escondida Deep zone will be accessed to provide mill feed for an additional quarter. The Company received the permits and began development of the El Victor and San Carlos deposit areas in the third quarter of 2013, with the anticipation of processing high grade from San Carlos in mid-2014. The current focus of exploration at Mulatos is on delineating additional high-grade mineral reserves to continue to provide mill feed beyond the life of the Escondida high-grade deposit.

With the completion of the Esperanza and Orsa acquisitions, the Company has grown its development pipeline substantially. The Esperanza gold project has the potential to grow production in Mexico by more than 50%, or nearly 30% on a consolidated basis. The Company will work on revising the EIA report for planned resubmission with a construction decision to follow in 2015.

In Turkey, the Kirazli EIA was approved in August 2013 and the Company continues to pursue its forestry and operating permits. Provided these permits are in place prior to 2013 year-end, the Company anticipates production from Kirazl in the first half of 2015. Further, the EIA for Ağ Dağ , the Company’s second late-stage development project in Turkey, has advanced to the final stages of the approval process.

The Company ended the quarter with approximately $434 million in cash and short-term investments, over $460 million in working capital and no debt. The Company pays a substantial dividend and has a share buyback program in place. Alamos’ financial strength and flexibility and low cost operating structure provide it with the ability to aggressively pursue its capital allocation plans, including future organic growth and acquisitions.

Q3 2013 RESULTS

Accounting Policies in effect January 1, 2013

(i) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interests in other entities, the amendments did not have an impact on the Company’s financial position or performance.

(ii) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The amendments did not have an impact on the Company’s financial position or disclosures.

(iii) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The amendments did not have an impact on the Company’s financial position or presentation.

(iv) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s organizational structure, the amendments did not have a material impact on the Company’s financial position or presentation.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2012 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Q3 2013 RESULTS

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash flow from operating activities – IFRS (000)	$25,697	$34,901	$71,540	$114,279
Changes in non-cash working capital (000)	665	3,321	29,001	10,732

Cash flow from operating activities before changes in non-cash working capital (000)	$26,362	$38,222	$100,541	$125,011

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period.

The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$20,855	$15,519	$60,618	$46,688
Inventory adjustments and period costs (000)	453	3,831	974	3,659

Total cost (000)	$21,308	$19,350	$61,592	$50,347
Tonnes Ore stacked / milled (000)	1,656.9	1,394.1	4,868.9	4,174.7

Total cost per tonne of ore	$12.86	$13.88	$12.65	$12.06

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$20,855	$15,519	$60,618	$46,688
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

Total Cash operating costs per ounce	$434	$359	$389	$346

Mining and processing costs – IFRS (000)	$20,855	$15,519	$60,618	$46,688
Royalties – IFRS (000)	2,707	3,495	11,370	11,156

Total Cash costs (000)	$23,562	$19,014	$71,988	$57,844
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

Total Cash costs per ounce	$491	$440	$461	$428

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

Q3 2013 RESULTS

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining and processing costs (000)	$20,855	$15,519	$60,618	$46,688
Royalties (000)	2,707	3,495	11,370	11,156
Corporate and administration (000) (1)	3,735	2,744	15,904	8,292
Share-based compensation (000)	3,524	2,830	3,944	6,758
Exploration costs (000) (2)	2,762	2,244	7,530	6,544
Reclamation cost accretion (000)	212	117	688	373
Sustaining capital expenditures (000)	5,058	4,063	13,648	11,914

	$38,853	$31,012	$113,702	$91,725
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

All-in sustaining cost per ounce	$810	$717	$729	$679

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
All-in sustaining cost (above)	$38,853	$31,012	$113,702	$91,725
Add: Development and expansion capital (000)	6,892	6,026	22,607	20,853
Add: Turkey / other exploration (000)	483	2,490	2,728	6,221
Add: Turkey G&A (000)	336	552	1,385	1,127

	46,564	40,080	140,422	119,926
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

All-in cost per ounce	$970	$927	$900	$888

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense.